Exhibit (d)(vii)

INTERIM INVESTORS AGREEMENT

This INTERIM INVESTORS AGREEMENT (this “Agreement”) dated as of July 31, 2024, is entered into by and among TCP-ASC ACHI Series LLLP, a Delaware limited liability limited partnership (“TowerBrook”), Clayton, Dubilier & Rice Fund XII, L.P., a Cayman Islands exempted limited partnership (“CD&R”), Raven Acquisition Holdings, LLC, a Delaware limited liability company (“Parent”), Raven TopCo GP, LLC, a Delaware limited liability company (“Raven Topco GP”), Raven TopCo, L.P., a Delaware limited partnership (the “Partnership”), and Project Raven Merger Sub, Inc., a Delaware corporation (“Merger Sub”). TowerBrook and CD&R shall be referred to herein each individually as an “Investor” and collectively as the “Investors”. Capitalized terms used but not otherwise defined herein shall have the meaning set forth in Section 3.1.

RECITALS

WHEREAS, concurrently with the execution of this Agreement, Parent, Merger Sub and R1 RCM Inc., a Delaware corporation (the “Company”), are executing an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub will be merged (the “Merger”) with and into the Company, with the Company surviving as a wholly-owned subsidiary of Parent;

WHEREAS, (i) as of the date hereof, TowerBrook is the sole limited partner of the Partnership, (ii) Raven Topco GP is the general partner of the Partnership, (iii) TowerBrook is the sole member of Raven TopCo GP, (iv) the Partnership is the sole member of Parent and (v) Parent is the sole shareholder of Merger Sub;

WHEREAS, concurrently with the execution of this Agreement, the Guarantors, which are Affiliates of TowerBrook and CD&R, are executing an equity commitment letter (the “Equity Commitment Letter”) in connection with the Merger Agreement in favor of Parent pursuant to which the Guarantors are agreeing, upon the terms and subject to the conditions set forth therein, to invest (on a several and not joint and several basis) in Parent the amounts set forth therein;

WHEREAS, concurrently with the execution of this Agreement, the Guarantors are executing a limited guarantee (the “Limited Guarantee”) in connection with the Merger Agreement in favor of the Company pursuant to which the Guarantors are agreeing, upon the terms and subject to the conditions set forth therein, to guarantee (on a several and not joint and several basis) certain obligations of Parent and Merger Sub under the Merger Agreement set forth therein;

WHEREAS, in connection with the foregoing, the Investors, Parent, Raven Topco GP and Merger Sub desire to enter into this Agreement to, among other things, govern the actions of Parent, Raven Topco GP and Merger Sub and the relationship between the Investors with respect to the Merger Agreement, the Equity Commitment Letter, the Limited Guarantee and the transactions contemplated thereby or to be undertaken in connection therewith.

AGREEMENT

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained herein, the parties hereto hereby agree as follows:

1.	AGREEMENTS BETWEEN THE INVESTORS.

1.1. Actions Under the Merger Agreement.

1.1.1. Except as otherwise expressly provided herein: (i) the Investors, acting unanimously, shall have the sole and exclusive right to cause or permit Parent and Merger Sub to take any action, other than any immaterial action, including any action relating to the Merger Agreement, any other Transaction Document or the Merger, including: (a) taking actions or refraining from taking any actions which are necessary or advisable for Parent and Merger Sub to (i) comply with their respective obligations under, (ii) satisfy the closing conditions of or (iii) exercise their respective rights under the Merger Agreement or any other Transaction Document, including determining that the conditions to Closing specified in Article VII of the Merger Agreement (the “Closing Conditions”) have been satisfied; (b) waiving compliance with any covenants, agreements or conditions (including the Closing Conditions) contained in the Merger Agreement or any other Transaction Document; (c) consenting to any action that requires Parent’s or Merger Sub’s consent under the Merger Agreement or any other Transaction Document; (d) terminating, amending or modifying the Merger Agreement or any other Transaction Document; (e) determining to consummate, or consummating, the Merger; (f) delivering any notice pursuant to the Merger Agreement; (g) settling any Legal Proceeding (including with respect to any exercise or purported exercise of appraisal rights) arising in connection with, or relating to, the Merger, the Merger Agreement or any other Transaction Document; and (h) negotiating or entering into (by or on behalf of Parent or Merger Sub) any Transaction Document or other definitive agreement to be executed or delivered by Parent or Merger Sub at or in connection with the Closing or the Transactions, and (ii) Parent and Merger Sub shall not, and neither Investor shall permit or cause Parent or Merger Sub to, take or commit to take any of the actions contemplated by the immediately foregoing clause (i) unless such action has been unanimously and expressly approved in advance by both Investors in writing.

1.2. Cooperation.

1.2.1. Each Investor hereby covenants to the other that it will use its reasonable best efforts, subject to its consent and decision-making rights set forth herein, to take, or cause to be taken, all action and do, or cause to be done, and to assist and cooperate with the other parties hereto in doing, all things necessary or advisable to consummate and make effective the Merger and the other agreements contemplated by the Transaction Documents, including to cause Parent and Affiliates of Parent to take such actions as are required (or as Parent is required to cause its Affiliates to take) pursuant to the Transaction Documents. The Investors shall cooperate in defending any claim that any one or more of the Guarantors is obligated to make payments under the Limited Guarantee.

1.2.2. Each Investor shall use its reasonable best efforts to (i) provide all information regarding it and its Affiliates and its and their respective members, managers, partners, equityholders, officers and directors to the extent required in connection with any filings or notifications to be made to or with any Governmental Authority in connection with the Merger, the Transaction Documents and the transactions contemplated thereby;

(ii) make such filings and take such other actions within its control as are required to cause Parent and Merger Sub to comply with all of their respective obligations pursuant to Section 6.1, Section 6.2 and Section 6.3 of the Merger Agreement; and (iii) respond in a prompt manner to any reasonable requests from a Governmental Authority (including by providing information requested by Parent, Merger Sub or the Company in order to respond to such requests made by a Governmental Authority) in connection with or in response to any such filings or notifications. Notwithstanding anything to the contrary herein, (A) any disclosure of such information shall be done in a manner consistent with applicable Law, (B) any Investor may, as it deems advisable or necessary after consultation with its legal advisor, reasonably designate any competitively sensitive information as for “outside counsel only,” (C) materials provided to an Investor or its counsel may be redacted to remove references concerning the valuation for the Merger and (D) no Investor shall be obligated to provide to any other Investor any sensitive personal identifying information submitted or to be submitted to any Governmental Authority.

1.2.3. Notwithstanding anything to the contrary herein, nothing herein shall require an Investor or any of its Affiliates (other than, in the case of TowerBrook, Parent and Merger Sub) to take any action, including for the avoidance of doubt, any divestiture, litigation or similar actions or limitations, in connection with obtaining any Governmental Authority clearance required for the consummation of the Merger and the other transactions contemplated by the Transaction Documents other than providing the information and making filings or notifications pursuant to Section 1.2.2 and responding to any reasonable requests for information from Parent, Merger Sub or the Company that may be required in connection with any such filings or notifications.

1.3. Partnership and Raven TopCo GP Governance Agreements.

1.3.1. The Investors agree to negotiate in good faith to enter into, concurrent with the Closing, (i) an amended and restated limited partnership agreement for the Partnership (the “Partnership LPA”) and an amended and restated limited liability company agreement for Raven TopCo GP (the “Raven TopCo GP LLCA”) consistent with the terms set forth on the term sheet attached hereto as Exhibit A and (ii) such other ancillary agreements and applicable governance agreements as may be required in connection with the Closing (together with the Partnership LPA and the Raven TopCo GP LLCA, collectively, the “Governance Agreements”). If, for any reason, the Governance Agreements are not executed on or before the Closing, the provisions of Exhibit A will be binding upon the Investors and shall be the Governance Agreements, it being understood and agreed that the Investors shall be obligated to continue to negotiate in good faith to execute full-length Governance Agreements promptly after the Closing.

1.3.2. For so long as this Agreement shall be in force or remain in effect, (i) no Investor shall permit Raven TopCo GP to transfer, or agree to transfer, any of its general partnership interest in the Partnership to any Person or permit the Partnership or Raven TopCo GP to issue, or agree to issue, any equity interests to any Person and (ii) no Investor, the Partnership or any of the Partnership’s Subsidiaries shall transfer, or agree to transfer, any equity interests of the Partnership or any of the Partnership’s Subsidiaries, in each case, other than as expressly contemplated by this Agreement or as agreed between the Investors in writing or, with respect to clause (ii), to such Investor’s Permitted Transferees.

1.3.3. Each Investor and its Permitted Transferees will receive equity interests of the same class and series and at the same price per unit of Raven TopCo GP upon funding its Equity Commitment (other than, in the case of CD&R, the portion of its Equity Commitment attributed to the Preferred Share Purchase Price) to the Partnership and, at the Closing, the equity interests held by TowerBrook prior to Closing in TopCo GP will be canceled for no consideration. In accordance with the Partnership LPA, (i) TowerBrook agrees to cause the Partnership to create such classes of equity interests set forth in the term sheet attached hereto as Exhibit A and issue and sell or exchange (as the case may be) such classes of Partnership equity interests to the Investors (or their Permitted Transferees) at the Closing pro rata in accordance with each Investor’s Equity Commitment and as contemplated by this Agreement and any rollover agreement mutually agreed by the Investors, as applicable; provided that each Investor (and its Permitted Transferees) shall receive (including, in the case of TowerBrook, through the TowerBrook Roll-Over as defined in and set forth on Exhibit A) Partnership units of the same class and series and at the same price per unit and (ii) at the Closing, the equity interests held by TowerBrook in the Partnership prior to Closing will be canceled for no consideration.

1.3.4. It is anticipated that the Company securities received by the Partnership pursuant to the TowerBrook Roll-Over and any other rollover agreement mutually agreed by the Investors will be contributed by the Partnership and its Subsidiaries to Parent immediately prior to the Effective Time, and the Partnership and its Subsidiaries shall have the right to effectuate such contribution and enter into customary agreements and documentation in connection therewith. For the avoidance of doubt, in the event that the Equity Commitment or any portion thereof is made directly to Parent by the Investor, it will be deemed to have been made to the Partnership and contributed downstream to Parent for purposes of this Agreement.

1.4. Termination Payments; Company Payments; Indemnification.

1.4.1. If (i) (A) all conditions to Parent’s obligations under the Merger Agreement are satisfied (or waived by Parent in accordance with this Agreement and the Merger Agreement) and the Company is prepared to consummate the Closing in accordance with the Merger Agreement or if the Company otherwise obtains an order of specific performance requiring Parent to consummate the Merger pursuant to Section 9.10(b) of the Merger Agreement but (B) (x) either Investor or any Guarantor that is an Affiliate of such Investor fails to fund (or cause its Affiliate to fund, as applicable) its Equity Commitment when required under the Merger Agreement and the Equity Commitment Letter or (y) either Investor declines to give its consent, pursuant to Section 1.1.1, to Parent and Merger Sub’s consummation of the Merger or to drawing down on the Debt Financing (or if alternative debt financing is being used, the alternative debt financing) or (ii) (A) either Investor otherwise breaches any of its representations or obligations under this Agreement or (B) either Investor or any Guarantor that is an Affiliate of such Investor breaches any of its representations or obligations under the Equity Commitment Letter and, in each case of clause (A) and clause (B), such breach is the proximate cause of the failure of the Merger to be consummated (either (i) or (ii), an “Investor Breach” and the Investor committing (or whose Affiliate Guarantor committed) the Investor Breach, the “Breaching Investor”), and the other Investor is not also a Breaching Investor (including by reason of any Guarantor that is an Affiliate of such Investor) (in such context, the “Non-Breaching Investor”), then, in addition to any other remedy that may be available to the Non-Breaching Investor, whether in law or in equity, the Guarantors that are Affiliates of the Breaching Investor will be responsible for the full Reverse Termination Fee and any other payment or expenses that are available to the Company under the Merger Agreement (collectively, the “Termination Payment”) and the Breaching Investor will be responsible for reimbursement of the Non-Breaching Investor’s and its Affiliates’ Transaction Expenses, and the Breaching Investor shall indemnify and hold harmless the Non-Breaching Investor from and against any and all reasonable documented out-of-pocket costs or expenses payable to a third party (including amounts payable to the Company or any of its directors, officers, employees or stockholders) pursuant to a final, non-appealable order of a court of competent jurisdiction, to the extent attributable to the Investor Breach (excluding amounts payable under the Limited Guarantee by the Guarantors that are Affiliates of the Breaching Investor, the “Indemnifiable Losses”), but in no event shall the Indemnifiable Losses (1) include lost profits or punitive damages except to the extent recovered by the Company or any other third party or (2) exceed, with respect to the Breaching Investor and the Guarantors that are Affiliates of the Breaching Investor, an amount equal to (A) $50,000,000 plus (B) the amount of the Reverse Termination Fee, reduced by any portion of such Reverse Termination Fee actually paid, directly or indirectly, by such Breaching Investor or the Guarantors that are Affiliates of the Breaching Investor. For the avoidance of doubt, an Investor is not a “Breaching Investor” if such Investor has confirmed in writing to the other Investor that it is ready, willing and able to consummate its Equity Commitment at the Closing but has not actually consummated such Equity Commitment on the date on which Closing is required to occur under the Merger Agreement solely because the other Investor is a Breaching Investor that has not consummated its Equity Commitment or has otherwise caused an Investor Breach.

1.4.2. If the Merger is not consummated and the Partnership, Parent and/or Merger Sub (or any of their Affiliates) receives the Company Termination Fee or any other termination fee, damages award or settlement payment, reimbursement of expenses, indemnification for damages or other similar payments from the Company or any of its Affiliates in connection with the Merger or the other transactions contemplated by the Merger Agreement (collectively, net of expenses or any taxes payable by Parent and/or Merger Sub thereon incurred in connection with obtaining such amounts, the “Company Payments”), then the Partnership, Parent and/or Merger Sub (or any of their Affiliates) shall pay or cause to be paid (i) to the Investors or their respective Affiliates all Shared Expenses from such Company Payments pro rata in accordance with the aggregate Shared Expenses incurred by each Investor and its Affiliates (for the avoidance of doubt, without duplication of any reimbursement previously received by an Investor from another Investor) and (ii) any remaining amount from the Company Payments following the payments described in (i) to the Investors in proportion to their respective Pro Rata Share; provided that if there has been an Investor Breach, then the Breaching Investor will not be entitled to any amount of the Company Payments beyond the payment of its Pro Rata Share of the Shared Expenses.

1.4.3. In the event that the Termination Payment is required to be paid by Parent or Merger Sub (other than in the case of an Investor Breach), it is agreed that, in accordance with and subject to the terms and conditions of the Limited Guarantee, (i) the TowerBrook Guarantors will be responsible for TowerBrook’s Pro Rata Share of the Termination Payment and (ii) the CD&R Guarantor will be responsible for CD&R’s Pro Rata Share of the Termination Payment.

1.5. Notification. Any notices or correspondence received by the Partnership, Parent or Merger Sub under, in connection with, or related to this Agreement, the Merger Agreement or any other Transaction Document, or otherwise in respect of the Merger, shall be promptly provided to both Investors at the address set forth in Section 4.16.

1.6. Expense Reimbursement.

1.6.1. If the Merger Agreement is terminated, (i) TowerBrook shall promptly upon written request reimburse CD&R, by payment to an account designated in writing by CD&R, for TowerBrook’s Pro Rata Share of the Shared Expenses incurred by CD&R or any of its Affiliates; provided that, if CD&R is then a Breaching Investor, it will not be entitled to such reimbursement and shall promptly upon written request reimburse TowerBrook for the Shared Expenses incurred by TowerBrook or its Affiliates, (ii) CD&R shall promptly upon written request reimburse TowerBrook, by payment to an account designated in writing by TowerBrook, for CD&R’s Pro Rata Share of the Shared Expenses incurred by TowerBrook or any of its Affiliates; provided that, if TowerBrook is then a Breaching Investor, it will not be entitled to such reimbursement and shall promptly upon written request reimburse CD&R for the Shared Expenses incurred by CD&R or its Affiliates, and (iii) each Investor shall be responsible for its own costs, fees and expenses other than Shared Expenses.

1.6.2. If the Closing occurs then, except as the Investors may otherwise agree in writing, the Investors or their respective Affiliates will cause the Company to reimburse the Investors and their respective Affiliates for all third-party out-of-pocket fees and expenses (whether or not Shared Expenses) incurred by them in connection with the evaluation, negotiation, pursuit and consummation of the Merger and the other transactions contemplated by the Transaction Documents (including any amount of Shared Expenses for which an Investor has reimbursed another Investor pursuant to this Agreement prior to the Closing); it being understood, for the avoidance of doubt, that such reimbursement by the Company shall be without duplication to any reimbursement previously received by an Investor from another Investor.

1.6.3. Each Investor shall have the right to request reasonable supporting documentation with respect to Shared Expenses incurred by the other Investor or any of its Affiliates that are payable in accordance with Section 1.6.2 (provided that nothing herein shall obligate any Person to disclose or provide information that would reasonably be expected to jeopardize privilege or result in a breach of Law or a binding contractual obligation or duty of confidentiality).

1.7. Debt Financing. The Investors, acting together, shall cause the Buyer Parties (as and to the extent required by Section 6.5 of the Merger Agreement) to negotiate, enter into and borrow under definitive agreements relating to the Debt Financing, including agreeing to the financial terms of such Debt Financing, on the terms set forth in the Debt Commitment Letters and the Fee Letters (including the exhibits thereto).

1.8. Management Arrangements. The Investors may cause Parent and/or the Company to negotiate in good faith and enter into definitive agreements with certain members of management of the Company with respect to the terms of management’s employment, compensation, and equity incentives and each Investor agrees to negotiate in good faith with the other Investor the terms to be offered to such members of management.

1.9. Representations and Warranties of the Investors. Each Investor hereby represents and warrants to the other Investor that:

1.9.1. Such Investor is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization or formation, and has the requisite power, capacity and authority to execute and deliver this Agreement, the Equity Commitment Letter and the Limited Guarantee and perform its obligations thereunder (subject to and in accordance with the terms thereof).

1.9.2. The information to be supplied in writing by such Investor specifically for inclusion in any filings contemplated by the Merger Agreement will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading at the time of such filing.

1.9.3. Such Investor has all limited partnership or other entity power and authority to execute, deliver and perform its obligations under this Agreement, the Equity Commitment Letter and the Limited Guarantee.

1.9.4. The execution, delivery and performance of this Agreement, the Equity Commitment Letter and the Limited Guarantee by such Investor have been duly and validly authorized and approved by all necessary limited partnership or other entity action by such Investor and no additional proceedings are necessary to approve such agreements.

1.9.5. This Agreement, the Equity Commitment Letter and the Limited Guarantee have been duly and validly executed and delivered by such Investor (or in the case of the Limited Guarantee, the Affiliates of such Investor that are parties thereto) and constitute legal, valid and binding agreements of such Investor (or such Affiliates) enforceable against such Investor (or such Affiliates) except as such enforceability (i) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally and (ii) is subject to general principles of equity.

1.9.6. Such Investor or its Affiliates, as applicable, have, and for so long as the Equity Commitment Letter remains in effect under its terms, will have, uncalled and legally enforceable capital commitments from limited partners and/or other investors or legally enforceable equity commitments from underlying investors to purchase interests in such Investor, in each case, at least equal to such Investor’s Equity Commitment.

1.9.7. The execution, delivery and performance of this Agreement, the Equity Commitment Letter and the Limited Guarantee by such Investor (or in the case of the Limited Guarantee, the Affiliates of such Investor that are parties thereto) does not and will not conflict with, require a consent, waiver or approval under, violate the terms of or result in a breach or the acceleration of any obligation under (i) any material contract, commitment or other instrument to which such Investor (or such Affiliates) is a party or is bound, or (ii) its organizational documents or any applicable Law, Order or material contractual restriction binding on such Investor (or such Affiliates) or its assets (or such Affiliates’ assets).

1.9.8. Such Investor has had the opportunity to conduct its own independent investigation, review and analysis of the business, operations, assets and properties, liabilities, results of operations, financial condition, technology and prospects of the Company Group and the business thereof as it has deemed necessary or advisable in connection with entering into this Agreement and the related documents and the transactions contemplated hereby and thereby (including the Merger Agreement, other Transaction Documents and all transactions contemplated thereby) and have sufficient experience to be capable of making an informed judgment with respect thereto, and Investor and its Representatives have been provided adequate access to the personnel, assets, properties, premises and records of the Company Group and the business thereof for such purpose.

1.9.9. All consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Authority necessary for the due execution, delivery and performance of this Agreement by such Investor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Authority or regulatory body is required in connection with the execution, delivery or performance of this letter agreement, in each case, other than other than (i) such reports, schedules, statements, filings, waivers, clearances, approvals or waiting periods contemplated by the Merger Agreement, and (ii) as would not, individually or in the aggregate, prevent, materially delay or materially impair the ability of such Investor to perform its obligations under this Agreement.

1.9.10. The other Investor has not made any representation or warranty with respect to the terms, value or any other aspect of the transactions contemplated hereby, and each Investor explicitly disclaims any warranty, express or implied, with respect to such matters.

1.9.11. Such Investor is not relying on the other Investor (i) for its due diligence concerning, or evaluation of, Parent, Merger Sub, the Company or their respective assets or businesses, (ii) for its decision with respect to making any investment contemplated hereby or (iii) with respect to tax and other economic considerations involved in such investment.

1.10. Preferred Shares.

1.10.1. At or immediately prior to the Closing, and concurrently with the funding of the remainder of its Equity Commitment pursuant to and in accordance with the Equity Commitment Letter, CD&R will purchase (or cause one or more of its Affiliates to purchase) (the “Preferred Purchasers”) preferred shares (the “Preferred Shares”) of Raven Parent Holdings, LLC, which entity will be converted to a Delaware corporation prior to or substantially simultaneously with such purchase (the “Preferred Issuer”), with an aggregate capital value of $612,182,430 (and for a total purchase price of $600,000,000 (the “Preferred Share Purchase Price”)), and Parent shall cause the Preferred Issuer to (i) issue and sell the Preferred Shares to the Preferred Purchasers and (ii) convert to a Delaware corporation prior to or substantially simultaneously with such purchase. The Preferred Shares shall have the principal terms set forth on Exhibit B. Such purchase and sale together with the contribution by the Preferred Issuer and its Subsidiaries to Parent of the Preferred Share Purchase Price shall satisfy CD&R’s obligations under the Equity Commitment Letter with respect to (and only for an amount equal to) the Preferred Share Purchase Price.

1.10.2. The Preferred Shares will be issued pursuant to a certificate of designation of the Preferred Issuer (the “Certificate of Designation”) governing the rights and preferences of the Preferred Shares, and the Preferred Purchasers will, simultaneously with the purchase of the Preferred Shares, enter into a securities purchase agreement (the “Securities Purchase Agreement”) and an investor rights agreement with the Preferred Issuer (the “Investor Rights Agreement”, together with the Certificate of Designation and the Securities Purchase Agreement, the “Preferred Equity Documentation”). The Preferred Equity Documentation shall be initially prepared by Debevoise & Plimpton LLP as counsel to the Preferred Purchasers and the final forms of the Preferred Equity Documentation shall be agreed among the Preferred Purchasers and the Investors. The terms of the Preferred Equity Documentation shall be based on the terms and conditions set forth in the documentation identified as “Project Ulysses” but with certain covenants and other appropriate provisions to be based on the credit documentation governing the senior secured credit agreement of Raven Acquisition Holdings, LLC (the “First Lien Facilities”) as of the Closing Date, with appropriate modifications to reflect the terms of this Section 1.10 and Exhibit B and shall be prepared so as to not require any regulatory consents or approvals; provided that with respect to the Preferred Equity Documentation: (i) the negative covenants, affiliate transfers and sale demand shall be set forth in the Certificate of Designation, (ii) the indemnity rights of the Preferred Purchasers in the Investor Rights Agreement shall include breaches of the Issuer’s representations and warranties set forth in the Securities Purchase Agreement and (iii) there shall be no conditions to the purchase of the Preferred Shares other than the conditions set forth in Section 2 of the Equity Commitment Letter. For the avoidance of doubt, the Certificate of Designation will be drafted in a manner for baskets to conform to each of the corresponding exceptions, baskets and carveouts as in the First Lien Facilities, except as otherwise set forth in Exhibit B, with no less than a (x) 25% cushion to any dollar and grower baskets and (y) 0.25x cushion to any ratio-based baskets (other than interest coverage ratio-based incurrence baskets). The documentation principles set forth in this Section 1.10.2 shall be referred to herein and in Exhibit B as the “Documentation Principles”.

1.10.3. Notwithstanding anything in this Section 1.10 or Exhibit B, the Preferred Equity Documentation or any other letter agreement or other undertaking concerning the financing of the transactions contemplated by the Merger Agreement to the contrary, the terms of the Preferred Equity Documentation shall be in a form such that they do not impair the purchase of the Preferred Shares on the Closing Date if the conditions expressly set forth in Section 2 of the Equity Commitment Letter are satisfied or waived. Those matters that are not covered by or made clear under the provisions of this Section 1.10 or Exhibit B are subject to the approval and agreement of the Investors; provided that such approvals and agreements shall be in a manner that is customary and appropriate for transactions of this type consistent with the Documentation Principles.

2.	EFFECTIVENESS.

2.1. Except as set forth in Section 2.2, this Agreement shall become effective on the date hereof and shall terminate upon the earliest of (i) the consummation of the Merger pursuant to the Merger Agreement (the “Closing”), (ii) the valid termination of the Merger Agreement in accordance with its terms and (iii) the mutual written agreement of the Investors; provided that any liability for failure to comply with the terms of this Agreement prior to the termination of this Agreement shall survive any such termination.

2.2. Notwithstanding the foregoing, Section 1.4.1, Section 1.5, Section 1.6, Section 2, Section 3 and Sections 4.1 through 4.17 shall survive any termination of this Agreement. In addition, (i) the last sentence of Section 1.3.1 shall survive any termination pursuant to Section 2.1(i), (ii) Section 1.4.2 and Section 1.4.3 shall survive any termination pursuant to Section 2.1(ii) or Section 2.1(iii) and (iii) Section 1.9 shall survive any termination pursuant to Section 2.1(ii).

3.	DEFINITIONS.

3.1. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Merger Agreement. For purposes of this Agreement, the following terms shall have the following meanings:

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise.

“Business Day” means each day that is not a Saturday, Sunday or other day on which banks are required or authorized by Law to be closed in New York, New York.

“Company Termination Fee” has the meaning set forth in the Merger Agreement.

“Debt Commitment Letters” has the meaning set forth in the Merger Agreement.

“Debt Financing” has the meaning set forth in the Merger Agreement.

“Equity Commitment” means, for each Investor, such Investor’s Investor Maximum Commitment Amount pursuant to the Equity Commitment Letter (including, in the case of CD&R, the Preferred Share Purchase Price).

“Governmental Authority” has the meaning set forth in the Merger Agreement.

“Permitted Transferee” shall mean, in respect of any Investor, (a) any Affiliate or affiliated fund of such Investor (including any fund managed or advised by such Investor or its Affiliates) and (b) any successor entity.

“Person” has the meaning set forth in the Merger Agreement.

“Pro Rata Share” means (i) for TowerBrook, 50.0% and (ii) for CD&R, 50.0%.

“Representatives” means, with respect to any party hereto, such party’s Affiliates and its and its Affiliates’ respective controlling persons, existing or prospective general or limited partners, officers, directors, employees, investment professionals, managers, equity holders, investors, stockholders, members, agents, assignees, clients, financing sources or other representatives of any of the foregoing.

“Shared Expenses” means the reasonably documented out-of-pocket fees and expenses of the external legal counsel and other third party advisors listed on Schedule I hereto incurred by the Investors or their Affiliates in connection with (i) their due diligence review of the Company Group (as defined in the Merger Agreement), (ii) the negotiation, delivery and execution of this Agreement, the Merger Agreement, the Equity Commitment Letter, the Debt Commitment Letters, the Limited Guarantee, the Raven Topco GP LLCA, the Partnership LPA, and any other Transaction Documents or the other agreements and documents contemplated hereby or thereby, or the transactions contemplated hereby or thereby, or (iii) any actions taken in accordance with the terms of the Merger Agreement, including regulatory filings made or to be made pursuant to the Merger Agreement; provided, however that, except to the extent agreed in writing by the Investors, the term “Shared Expenses” does not include any costs or expenses of any Investor or its Affiliates relating to fundraising, syndication or coinvestment activities undertaken by such Investor with respect to direct or indirect equityholders in, or financing providers to, such Investor or any of its Affiliates (other than the Debt Financing).

“Transaction Documents” has the meaning set forth in the Merger Agreement.

Other terms defined in this Agreement but not listed above are as listed below.

Term	Section
Agreement	Preamble
Breaching Investor	1.4.1
CD&R	Preamble
Certificate of Designation	1.10.2
Closing	2.1
Closing Conditions	1.1
Company	Recitals
Company Payments	1.4.2
Documentation Principles	1.10.2
Equity Commitment Letter	Recitals
First Lien Facilities	1.10.2
Governance Agreements	1.3
Indemnifiable Losses	1.4.1
Investor	Preamble
Investor Breach	1.4.1
Investor Rights Agreement	1.10.2
Investors	Preamble
Limited Guarantee	Recitals
Merger	Recitals
Merger Agreement	Recitals
Merger Sub	Preamble
Non-Breaching Investor	1.4.1
Non-Recourse Party	4.6
Parent	Preamble
Partnership	Preamble
Partnership LPA	1.3
Preferred Equity Documentation	1.10.2
Preferred Issuer	1.10.1
Preferred Purchasers	1.10.1
Preferred Share Purchase Price	1.10.1
Preferred Shares	1.10.1
Raven Topco GP	Preamble
Raven TopCo GP LLCA	1.3
Securities Purchase Agreement	1.10.2
Termination Payment	1.4.1
TowerBrook	Preamble

3.2. Interpretation. As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” The section headings of this Agreement are included for reference purposes only and shall not affect the construction or interpretation of any of the provisions of this Agreement. In the event an ambiguity or question of intent arises, this Agreement shall be construed as if drafted jointly by all the parties hereto, and no presumption or burden of proof shall arise, or rule of strict construction applied, favoring or disfavoring any party hereto by virtue of the authorship of any of the provisions of this Agreement. Notwithstanding anything to the contrary, nothing in this Agreement shall be construed to require any Investor to cause Parent or its Affiliates to use a level of efforts in respect of Parent’s or its Affiliates’ obligations under any Transaction Document in excess of the level of efforts required by Parent or such Affiliate under such agreement (or to require any Investor to independently use any efforts in respect thereof, other than to cause Parent or its Affiliates to comply with their efforts).

4.	MISCELLANEOUS.

4.1. Amendment; Waiver. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by both of the Investors, or in the case of a waiver, by the party hereto that is seeking to waive one or more of its rights or one or more of the other party’s obligations. No failure or delay by any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

4.2. Severability. In the event that any provision hereof would, under applicable Law, be invalid or unenforceable in any respect, (i) such provision shall be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, applicable law and (ii) the remainder of this Agreement shall and the application of such provision to other Persons or circumstances will not be affected by such invalidity or unenforceability, nor will such invalidity or unenforceability affect the validity or enforceability of that provision, or the application of that provision, in any other jurisdiction. The provisions hereof are severable, and in the event any provision hereof should be held invalid or unenforceable in any respect, it shall not invalidate, render unenforceable or otherwise affect any other provision hereof.

4.3. Specific Performance. The parties hereto agree that irreparable damage would occur if any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to equitable relief, including in the form of an injunction or injunctions, to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in an appropriate court of competent jurisdiction as set forth in Section 4.7, this being in addition to any other remedy to which any party hereto is entitled at Law or in equity. The right to specific enforcement shall include the right of a party hereto to cause the other parties hereto to cause the transactions contemplated hereby to be consummated on the terms and subject to the conditions set forth in this Agreement and to cause each Investor’s Equity Commitment to be funded on the terms and subject to the conditions set forth in such the Equity Commitment Letter. The parties hereto further agree (i) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy, and (ii) not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to applicable Law or inequitable for any reason, or to assert that a remedy of monetary damages would provide an adequate remedy; provided that nothing contained in this clause (ii) shall prohibit a party hereto from opposing a grant of specific performance or other equitable relief on the basis that the party is not in breach of this Agreement or that such remedy is not permitted pursuant to the terms of this Agreement. The parties hereto acknowledge and agree that the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, the parties hereto would not have entered into this Agreement.

4.4. Authority; Exclusivity. Nothing contained in this Agreement shall be construed to create as between or among the parties hereto a partnership or joint venture, or impose on any party hereto a trust or partnership duty, obligation or liability on, or with regard to, any other party hereto. No party hereto or any of its Representatives shall have the right or authority to assume, create or incur any liability or obligation, express or implied, against, in the name of, or on behalf of any other party hereto, without the prior written consent of such other party. Neither Investor shall have any fiduciary duty to the other Investor. Each Investor reserves and retains the right, on behalf of itself and its Affiliates, to engage in all businesses and activities of any kind whatsoever and to acquire and own any assets however acquired and wherever situated, and to receive compensation or profit therefrom, for its own account and without in any manner being obligated to disclose or share such businesses, activities, assets, compensation or profit to or with any other Investor.

4.5. No Third Party Beneficiaries. This Agreement shall be binding on each party hereto solely for the benefit of each other party hereto and nothing set forth in this Agreement, express or implied, shall be construed to confer, directly or indirectly, upon or give to any Person other than the parties hereto any benefits, rights or remedies under or by reason of, or any rights to enforce or cause the parties hereto to enforce, any provisions of this Agreement; provided that the parties hereto expressly intend that each Investor’s respective Affiliates and Non-Recourse Parties shall be regarded as, and shall be entitled to rely on its status as, an intended third party beneficiary of Section 1.4.1 and Section 4.6.

4.6. No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, and notwithstanding the fact that the Investors may be partnerships or limited liability companies, each party hereto, by acceptance of the benefits hereof, covenants, agrees and acknowledges that no recourse under this Agreement or any documents or instruments delivered in connection herewith shall be had against any former, current or future directors, officers, employees, agents, affiliates, limited partners, members, managers or stockholders of any Sponsor or any former, current or future directors, officers, employees, agents, limited partners, members, managers or stockholders of any of the foregoing, as such (each, for the avoidance of doubt excluding the Investors and their respective successors, a “Non-Recourse Party”), whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Non-Recourse Party for any obligation of any Investor under this Agreement or for any claim based on, in respect of or by reason of the transactions contemplated by this Agreement.

4.7. Governing Law; Consent to Jurisdiction; WAIVER OF JURY TRIAL. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflicts of law or choice of law that would result in the application of laws of any jurisdiction other than the State of Delaware. All claims or causes of action (whether at law, in contract, in tort or otherwise) that may be based upon, arising out of or relating to this Agreement or any of the transactions contemplated hereby, or the negotiation, execution or performance hereof, shall be heard and determined in the Court of Chancery of the State of Delaware, or, to the extent that such Court does not have subject matter jurisdiction, the Superior Court of the State of Delaware. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY AND FURTHER AGREES THAT THE MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH ANY SUCH ACTION, SUIT OR PROCEEDING TO THE ADDRESS SET FORTH BELOW OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID, EFFECTIVE AND SUFFICIENT SERVICE THEREOF.

4.8. Exercise of Rights and Remedies. No delay of or omission in the exercise of any right, power or remedy accruing to any party hereto as a result of any breach or default by any other party hereto under this Agreement shall impair any such right, power or remedy, nor shall it be construed as a waiver of or acquiescence in any such breach or default, or of any similar breach or default occurring later; nor shall any such delay, omission or waiver of any single breach or default be deemed a waiver of any other breach or default occurring before or after that waiver.

4.9. Other Agreements. This Agreement, the Equity Commitment Letter, the Limited Guarantee and the other Transaction Documents constitute the entire agreement, and supersedes all prior agreements, understandings, negotiations and statements, both written and oral, between or among the parties hereto or any of their Affiliates with respect to the subject matter contained herein. Other than as expressly provided herein, no party hereto may assign this Agreement or any of its rights or obligations hereunder without the prior written consent of both Investors. Any assignment in derogation of the foregoing shall be null and void.

4.10. Press Release. No press release or other public announcement in respect of this Agreement or the transactions contemplated by the Merger Agreement shall be issued or made by Parent or either Investor (and neither Parent nor Merger Sub shall consent to the issuance of any such press release or public announcement by the Company) without the prior written consent of (i) in the case of any such press release or other public announcement by Parent or the Company, the Investors and (ii) in the case of any such press release or other public announcement by an Investor, the other Investor, except, in each case, for any such press release or other public announcement as an Investor may determine in good faith is required to be issued or made by it or any of its Affiliates by applicable Law, in which case, such Investor shall use its commercially reasonable efforts to allow the other Investor reasonable time to comment on such press release or other public announcement in advance of such issuance or making and shall consider such comments in good faith.

4.11. Assignment. Other than as provided herein, the rights and obligations of the Investors hereunder shall not be directly or indirectly assigned without the prior written consent of the other Investor; provided that no such assignment (including an assignment permitted hereby) shall relieve the transferring Investor of its obligations hereunder. Any purported assignment in violation of the foregoing shall be null and void.

4.12. Confidentiality. This Agreement shall be treated as confidential by all parties hereto as if Section 20 of the Limited Guarantee applied to this Agreement, mutatis mutandis.

4.13. Absence of Presumption. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party hereto drafting or causing any instrument to be drafted.

4.14. Headings. The section and article headings contained in this Agreement are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement. All references to Sections, Articles or Exhibits contained herein mean Sections, Articles or Exhibits of this Agreement unless otherwise stated.

4.15. No Partnership or Agency. The parties hereto acknowledge and agree that (i) nothing in the Agreement shall constitute a partnership between or among the parties hereto or any two or more of them or constitute any such Person as agent of any other for any purpose whatever and none shall have authority or power to bind the others or to contract in the name of or create liability against the others in any way or for any purpose save as expressly authorized in writing from time to time, (ii) this Agreement is not intended to, and does not create any agency, partnership, fiduciary or joint venture relationship between or among any parties hereto, and neither this Agreement nor any other document or agreement entered into by any party hereto relating to the subject matter hereof will be construed to suggest otherwise, and (iii) the obligations of each Investor under this letter agreement are solely contractual in nature.

4.16. Notices. All notices and other communications, including any consents, required to be given hereunder shall be in writing and shall be deemed to be duly delivered and received hereunder (i) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service or (iii) immediately upon delivery by hand or by email transmission (so long as no notice of failure of delivery is received by the sender), in each case at the following address (or any other address that any such party hereto may designate by written notice to the other parties hereto):

If to TowerBrook, Parent, Raven TopCo GP, the Partnership or Merger Sub:

c/o TowerBrook Capital Partners L.P.

Park Avenue Tower

65 East 55th Street, 19th Floor

New York, New York 10022

Attention:  Glenn Miller, Co-Global General Counsel

Email:    [***]

with a copy to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention:  Steve A. Cohen

 Victor Goldfeld

Email:    [***]

 [***]

If to CD&R:

c/o Clayton, Dubilier & Rice, LLC

375 Park Avenue, 18th Floor

New York, NY 10152

Attention:  Ravi Sachdev

 Adam Karol

Email:    [***]

 [***]

with a copy to (which shall not constitute notice):

Debevoise & Plimpton LLP

66 Hudson Boulevard

New York, New York 10001

Attention:  Kevin Rinker

 Christopher Anthony

 Katherine Durnan Taylor

Email:    [***]

 [***]

 [***]

Any notice received by email at the addressee’s email address or otherwise at the addressee’s location on any Business Day after 5:00 p.m., addressee’s local time, or on any day that is not a Business Day will be deemed to have been received at 9:00 a.m., addressee’s local time, on the next Business Day. From time to time, any party hereto may provide notice to the other parties hereto of a change in its address or email address through a notice given in accordance with this Section 4.16, except that notice of any change to the address, email address or any of the other details specified in or pursuant to this Section 4.16 will not be deemed to have been received until, and will be deemed to have been received upon, the later of the date (A) specified in such notice; or (B) that is one (1) Business Day after such notice would otherwise be deemed to have been received pursuant to this Section 4.16.

4.17. Counterparts. This Agreement and any amendments hereto may be executed in one or more counterparts, all of which shall be considered one and the same agreement and will become effective when one or more counterparts have been signed (including by electronic signature) by each of the parties hereto and delivered to the other parties hereto, it being understood that all parties hereto need not sign the same counterpart.

4.18. Exclusivity. Each Investor agrees that, prior to the termination of this Agreement, it shall not, and it shall cause its Affiliates not to, without the other Investor’s prior written consent, directly or indirectly, solicit, initiate, facilitate (including providing financing for), participate in any discussions or negotiations with any Person regarding, or make any agreements, arrangements or understandings concerning an acquisition or investment in the Company or its business or assets, except (i) on a joint basis with the other Investor, (ii) in connection with an assignment by a Guarantor of all or a portion of its Equity Commitment to the extent expressly permitted by the terms of the Equity Commitment Letter, (iii) as relates to TowerBrook and its Affiliates, in connection with a continuation vehicle arranged and controlled by TowerBrook Capital Partners L.P. to acquire all or a portion of the interests in TowerBrook directly or indirectly held by Ascension Health and invested funds managed by TowerBrook Capital Partners, L.P., or (iv) the rollover of Company equity interests held by them to an Affiliated vehicle arranged by TowerBrook Capital Partners L.P., as contemplated by the term sheet attached hereto as Exhibit A. The foregoing restrictions shall not limit any assignment in accordance with Section 4.11.

[Signature pages follow.]

IN WITNESS WHEREOF, each of the undersigned has duly executed this Agreement (or caused this Agreement to be executed on its behalf by its officer or representative thereunto duly authorized) as of the date first above written.

TCP-ASC ACHI SERIES LLLP

By:	TCP-ASC GP, LLC
Its:	General Partner

By:	/s/ Glenn F. Miller
	Name:	Glenn F. Miller
	Title:	Vice President

IN WITNESS WHEREOF, each of the undersigned has duly executed this Agreement (or caused this Agreement to be executed on its behalf by its officer or representative thereunto duly authorized) as of the date first above written.

Clayton, Dubilier & Rice Fund XII, L.P.

By: CD&R Associates XII, L.P.
Its: General Partner

By: CD&R Investment Associates XII, Ltd.
Its: General Partner

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

IN WITNESS WHEREOF, each of the undersigned has duly executed this Agreement (or caused this Agreement to be executed on its behalf by its officer or representative thereunto duly authorized) as of the date first above written.

RAVEN TOPCO, L.P.

By:	Raven Topco GP, LLC
Its:	General Partner

By:	/s/ Glenn F. Miller
	Name:	Glenn F. Miller
	Title:	Vice President and Secretary

RAVEN TOPCO GP, LLC

By:	/s/ Glenn F. Miller
	Name:	Glenn F. Miller
	Title:	Vice President and Secretary

RAVEN ACQUISITION HOLDINGS, LLC

By:	/s/ Glenn F. Miller
	Name:	Glenn F. Miller
	Title:	Vice President and Secretary

PROJECT RAVEN MERGER SUB, INC.

By:	/s/ Glenn F. Miller
	Name:	Glenn F. Miller
	Title:	Vice President and Secretary